

Wedbush Securities Inc.

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm
and Supplemental Report on Internal Control

(SEC Identification No. 8-12987)

June 30, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12987

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/17___ AND ENDING ___06/30/18___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wedbush Securities Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Wilshire Boulevard
                       (No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel E. Billings   (213) 688-8000
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
                           (Name – *if individual, state last, first, middle name*)

515 South Flower Street, 41st Floor	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

We, Gary L. Wedbush, Richard M. Jablonski and Daniel E. Billings, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wedbush Securities Inc., as of June 30, 2018, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

Co-President
_____
Title



MAGALY IGLESIAS
Notary Public - California
Los Angeles County
Commission # 2168644
My Comm. Expires Nov 10, 2020



_____
Signature

Co-President
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Title



_____
Notary Public



_____
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Page

Report of Independent Registered Public Accounting Firm 3

Statement of Financial Condition 4

Notes to Statement of Financial Condition 5

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange
Commission (Alternative Method) and Regulation 1.17 of the Commodity
Futures Trading Commission (Schedule 1) 19

Computation for Determination of Customer Reserve Requirements for Brokers
and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange
Commission (Schedule 2) 20

Formula for Determination of Proprietary Accounts of Broker Dealers (PAB) Reserve
Requirements of Broker Dealers (Schedule 2a) 21

Information Relating to Possession or Control Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
(Schedule 3) 22

Statement of Segregated Requirements and Funds in Segregation for Customers
Trading on U.S. Commodity Exchanges (Schedule 4) 23

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign
Futures and Foreign Options Customers Pursuant to Commission
Regulation 30.7 (Schedule 5) 24

Statement of Cleared Swaps Customer Segregation Requirements and Funds in
Cleared Swaps Customer Accounts Under 4D(F) of CEA (Schedule 6) 25

Report of Independent Registered Public Accounting Firm on Internal Control
Required by Commodity Futures Trading Commission Regulation 1.16 26



Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Board of Directors
Wedbush Securities, Inc.
Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wedbush Securities Inc. (the Company) as of June 30, 2018, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

Los Angeles, California
August 29, 2018

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3

Wedbush Securities Inc.
Statement of Financial Condition
As of June 30, 2018

(In thousands, except share data)

Assets		
Cash and cash equivalents	$	20,467
Cash and securities segregated for the benefit of clients		2,341,384
Receivables		
Brokers, dealers and clearing organizations		529,336
Clients		633,788
Other		32,313
Collateralized agreements		
Securities borrowed		2,937,781
Securities purchased under agreements to resell		1,540,037
Financial instruments owned, at fair value, including securities pledged of $86,105		110,285
Other assets		31,686
Total assets		**8,177,077**
Liabilities and shareholder's equity		
Short-term financing		222,737
Payables		
Brokers, dealers and clearing organizations		41,094
Clients		3,318,709
Collateralized financing		
Securities loaned		2,681,162
Securities sold under repurchase agreements		1,498,695
Financial instruments sold, not yet purchased, at fair value		57,368
Other liabilities		81,469
Total liabilities		**7,901,234**
Shareholder's equity		
Common shares, $0.10 stated value; authorized 20,000,000 shares;		
7,000,000 shares issued and outstanding		700
Parent treasury shares, 109,651 shares		(1,885)
Additional paid-in capital		13,102
Retained earnings		263,926
Total shareholder's equity		**275,843**
Total liabilities and shareholder's equity	$	**8,177,077**

See accompanying notes to statement of financial condition

(1)   Organization

Wedbush Securities Inc. (the Company) is an investment firm headquartered in Los Angeles, California, that provides brokerage, clearing, investment banking, equity research, public finance, fixed income, sales and trading, and asset management services to individual, institutional and corporate clients predominately located in the United States of America. The Company is dually registered as a securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC). The Company is a clearing member of the New York Stock Exchange and Chicago Mercantile Exchange, as well as other stock and commodity exchanges. The Company is also a registered investment advisor with the SEC. The Company is wholly owned by Wedbush Capital (Parent, formally known as Wedbush, Inc.).

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company.

(b)   Use of Estimates

In preparing the Statement of Financial Condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition. The most important of these estimates and assumptions relate to fair value measurements. Although these and other estimates and assumptions are based on the best available information, actual results could differ materially from these estimates.

(c)   Fair Value

The Company's financial instruments owned and financial instruments sold are carried at fair value and recorded on a trade-date basis. All other assets and liabilities have a carrying value that approximates fair value. These financial instruments are short term in nature, bear interest at current market rates or are subject to repricing**.**

(d)   Foreign Currency Translation

Assets and liabilities denominated in non-U.S. dollar currencies are translated at exchange rates at the end of a period.

(e)   Cash and Cash Equivalents

Cash and cash equivalents are comprised of on demand deposits. Cash on deposit with financial institutions, may, at times, exceed federal insurance limits.

(f)   Receivables from and Payables to Clients

Receivables from and payables to clients include amounts on margin transactions and due or held in cash. Receivables from clients are generally fully secured by securities held in the clients' accounts.

The value of securities, cash commodities and options on futures contracts owned by clients and held as collateral or as margin is not reflected in the Statement of Financial Condition.

A reserve is established for amounts due from clients and others to the degree to which the receivable is unsecured. The Company also establishes a general reserve against accounts receivable for amounts that it determines in its best estimate may become uncollectible. Factors considered by management in determining the amount of the reserve include past experience, degree of concentration and quality of collateral. Receivables are presented net of reserves.

(g) *Collateralized Agreements and Financings*

Collateralized agreements consist of securities borrowed and securities purchased under agreements to resell (resale agreements). Collateralized financings consist of securities loaned and securities sold under agreements to repurchase (repurchase agreements). Where the requirements of FASB Accounting Standards Codification (ASC) 210-20, *Balance Sheet Offsetting* (ASC 210-20), are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the Statement of Financial Condition*.*

Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned transactions are recorded at the contract value of cash collateral advanced or received, plus accrued interest. Collateral in the form of cash is exchanged for securities borrowed, and is received for securities loaned, based on the approximate fair value of the related securities. The cash collateral is adjusted daily to reflect changes in the current value of the underlying securities.

Resale and Repurchase Agreements

Resale and repurchase agreements are recorded at their contracted amounts, plus accrued interest. Contract values approximate fair value as they are subject to daily repricing. Resale agreements require the Company to deposit cash with the seller and to take possession of the purchased securities. Repurchase agreements require the buyer to deposit cash with the Company and to take possession of the sold securities. The fair value of the securities sold or purchased plus accrued coupon is generally in excess of the cash received or provided. The Company monitors the fair value of resale and repurchase agreements on a daily basis, with additional cash or securities obtained or posted as necessary.

(h) *Exchange Memberships*

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments at June 30, 2018.

(i) *Recent Accounting Developments*

Leases

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)* (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-

02, a lessee will recognize in the statement of financial condition a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e., capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. The amendments are effective for fiscal years after December 15, 2018 for public business entities. Early adoption is permitted. The Company is evaluating the impact this ASU will have on its Statement of Financial Condition.

(3)   Cash and Securities Segregated for the Benefit of Clients

The Company segregates cash and resale agreements according to the regulatory standards of Rule 15c3-3 of the Securities and Exchange Act of 1934. These assets are held in segregated accounts at banks and are exclusively for the benefit of clients. Resale agreements are carried at the amounts at which the securities will subsequently be resold, as specified in the related agreements and consist of U.S. treasuries and securities guaranteed by the U.S. government.

Clients' funds, regulated under the Commodity Exchange Act, as amended, are required to be segregated from the funds of the Company and its colleagues. Clients' segregated funds and equities in clients' regulated trading accounts, as shown in the Statement of Financial Condition, do not reflect the market value of options positions owned by clients and securities owned by clients and held by the Company as collateral or as margin. Segregated funds consist of money market deposits and financial instruments owned guaranteed by the U.S. government.

The following is a disaggregation of Cash and securities segregated for the benefit of clients as of June 30, 2018 (in thousands):

Cash and cash equivalents	$	1,173,013
Financial instruments owned		154,338
Securities purchased under agreements to resell		1,014,033
Total cash and securities segregated for the benefit of clients	**$**	**2,341,384**

The fair value of the short-term investments obtained from counterparties as collateral on the resale agreements was $1,049 million as of June 30, 2018.

At June 30, 2018, assets segregated or held in separate accounts under Commodity Exchange Act regulations are as follows (in thousands):

Segregated for clients trading on U.S. futures exchanges		
Cash and cash equivalents	$	587,469
Deposits with clearing organizations		475,542
Payable to clearing organizations		(1,314)
Total segregated for clients trading on U.S. futures exchanges	$	**1,061,697**
Held in separate accounts for foreign futures and options clients		
Cash and cash equivalents	$	1,657
Deposits with clearing organizations		7,615
Receivable from clearing organizations		2
Total held in separate accounts for foreign futures and options clients	$	**9,274**

Balances in the table above, with the exception of cash, are included in Receivables from brokers, dealers and clearing organizations in the Statement of Financial Condition, whereas cash is included in Cash and securities segregated for the benefit of clients in the Statement of Financial Condition.

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading and clearing activities and consist of the following as of June 30, 2018 (in thousands):

Securities failed to deliver	$	18,211
Amounts due from brokers, dealers and clearing organizations		387,343
Deposits with clearing organizations		123,782
Total receivables from brokers, dealers and clearing organizations	$	**529,336**
Securities failed to receive	$	15,951
Amount due to brokers, dealers and clearing organizations		16,179
Trade date settlement payable, net		8,964
Total payables to brokers, dealers and clearing organizations	$	**41,094**

Securities failed to deliver and failed to receive represent the contractual value of securities that have not been delivered or received on or after the settlement date.

(5) Collateralized Agreements and Financing

The Company enters into collateralized agreements and financing transactions in order to, among other things, facilitate client activities, acquire securities to cover short positions and finance certain of the Company's assets. In many cases, the Company is permitted to deliver, repledge or otherwise use these financial instruments as collateral for repurchase agreements, securities lending transactions, to meet margin requirements at clearing organizations and to facilitate short sales of client and the Company.

At June 30, 2018, the approximate value, excluding the impact of netting, of financial instruments received as collateral by the Company, in connection with resale agreements and securities borrowed, that the

Company was permitted to sell or repledge was $5,829 million, of which $5,465 million was sold or repledged.

Securities financing transactions are exposed to credit and liquidity risk. To manage these risks, the Company monitors the fair value of the underlying securities on a daily basis, with additional cash or securities obtained or posted as collateral as necessary.

Additionally, the Company, where appropriate, enters into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default, with the right to net the counterparty's rights and obligations under such agreements and liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

The following table summarizes the contract value and fair value of the securities obtained from or given to counterparties as collateral on collateralized agreements and financing as of June 30, 2018 (in thousands):

	Contract Value	Fair Value
Collateralized agreements		
Securities borrowed	$ 2,937,781	$ 2,840,887
Securities purchased under agreements to resell	$ 1,540,037	$ 1,547,908
Collateralized financing		
Securities loaned	$ 2,681,162	$ 2,590,736
Securities sold under repurchase agreements	$ 1,498,695	$ 1,506,106

The following tables present the carrying value of collateralized financings by class of collateral pledged and remaining contractual maturity as of June 30, 2018 (in thousands):

	Repurchase agreements	Securities loaned
U.S. government and agency securities	$ 1,470,409	$ -
Municipal securities	27,000	24,348
Asset-backed securities	1,286	-
Corporate debt securities	-	244,246
Equity securities	-	2,412,568
Total	**$ 1,498,695**	**$ 2,681,162**

	Repurchase agreements	Securities loaned
No stated maturity and overnight	$ 1,498,695	$ 2,681,162
Total	**$ 1,498,695**	**$ 2,681,162**

In accordance with ASC 210-20, the Company offsets financial assets and financial liabilities in the Statement of Financial Condition where there is a legally enforceable right to set off the recognized amounts and other offsetting requirements are met.

The following table presents information about the offsetting of these instruments and related collateral amounts as of June 30, 2018 (in thousands):

	Gross Amount	Amounts Offset in the Statement of Financial Condition (a)	Net Amounts Presented in the Statement of Financial Condition	Collateral Received or Pledged (b)	Net Amount (c)
Collateralized agreements					
Securities borrowed	$ 2,937,781	$ -	$ 2,937,781	$ 2,840,887	$ 96,894
Securities purchased under agreements to resell	$ 1,877,091	$ 337,054	$ 1,540,037	$ 1,540,037	$ -
Collateralized financing					
Securities loaned	$ 2,681,162	$ -	$ 2,681,162	$ 2,590,736	$ 90,426
Securities sold under repurchase agreements	$ 1,835,749	$ 337,054	$ 1,498,695	$ 1,498,695	$ -

(a) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance. There are no amounts which were eligible for netting pursuant to ASC Subtopic 210-20 that the Company did not net.

(b) Securities collateral is reflected at its fair value, but has been limited to the net exposure on the Statement of Financial Condition in order to exclude any over-collateralization.

(c) Includes amounts subject to enforceable master netting agreements that have not met the requirements for offsetting in accordance with applicable accounting guidance but are eligible for offsetting to the extent an event of default has occurred.

(6) Financial Instruments

The Company's financial instruments that are carried at fair value include Financial instruments owned, Securities segregated for the benefit of clients and Financial instruments sold, not yet purchased.

(a) Fair Value of Financial Instruments

Fair value is defined under FASB ASC 820, *Fair Value Measurement and Disclosures* (ASC 820), as the price that would be received to sell an asset, or would be paid to settle a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the use of observable inputs and lowest priority to the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing the asset or liability. The three levels of the fair value hierarchy based on observability of inputs are as follows:

Level 1 – Valuations based on quoted prices available in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices in markets that are not active, or for which all significant inputs are considered observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and have little to no market activity. Significant judgment by management is required for valuation of these financial instruments.

(b) *Valuation Technique*

Financial instruments owned, and Financial instruments sold, not yet purchased that are reported as Level 1 are based on quotes for closing prices from national securities exchanges as well as reported bid and offer quotes from parties trading the security. If quoted prices are not available, fair values are obtained from pricing services, broker quotes or other model-based valuation techniques, and are reported as Level 2. During the year ended June 30, 2018, there were no changes to the valuation techniques employed by the Company in determining fair value.

(c) *Detail of Financial Instruments*

The following table presents financial instruments at fair value as of June 30, 2018 (in thousands):

	Level 1	Level 2	Level 3	Balance at June 30, 2018
Assets				
Financial instruments owned				
U.S. government and agency securities	$ 44,348	$ -	$ -	$ 44,348
Municipal securities	-	51,995	-	51,995
Corporate debt securities	-	1,794	-	1,794
Equity securities	11,499	-	-	11,499
Derivatives	649	-	-	649
Total financial instruments owned	$ 56,496	$ 53,789	$ -	$ 110,285
Securities segregated for the benefit of clients				
U.S. government securities	$ 154,338	$ -	$ -	$ 154,338
Total securities segregated for the benefit of clients	$ 154,338	$ -	$ -	$ 154,338
Liabilities				
Financial instruments sold, not yet purchased				
U.S. government and agency securities	$ 50,170	$ -	$ -	$ 50,170
Municipal securities	-	28	-	28
Corporate debt securities	-	141	-	141
Equity securities	7,029	-	-	7,029
Total financial instruments sold, not yet purchased	$ 57,199	$ 169	$ -	$ 57,368

Included in Financial instruments owned is $86.1 million of securities pledged as collateral to various counterparties.

Transfers between fair value classifications occur when there are changes in pricing observability levels. There were no transfers between levels during the year ended June 30, 2018.

(d) *Risks Related to Financial Instruments*

In the normal course of business, the Company is involved in the execution, settlement and financing of various client and principal securities transactions. Client activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of

counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date, or to the extent of margin balances.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at June 30, 2018, at fair values of the related securities and will incur a loss if the fair values of the related securities increases subsequent to June 30, 2018.

The Company also executes client transactions in the purchase and sale of commodity futures contracts (including options on futures contracts), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that clients may incur. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell futures contracts at prevailing market prices in order to fulfill the client's obligations. The Company controls the risk by monitoring margin collateral levels on a daily basis for compliance with regulatory and Company guidelines, and requires additional collateral when necessary. The Company requires a client to deposit additional margin collateral, or reduce positions, if it is determined that the client's activities may be subject to above-normal market risks.

(7) Credit Risk

The Company is engaged in securities and commodity clearing activities in which counterparties primarily include clearing organizations, broker-dealers and futures commission merchants. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review the credit standing of each counterparty. The Company may require counterparties to submit additional collateral when deemed necessary.

(8) Derivatives

FASB ASC 815, *Derivatives and Hedging* (ASC 815), requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges," and those that do not qualify for such accounting. The Company's derivatives are reflected at fair value and as such do not qualify for ASC 815 hedge accounting treatment.

The Company enters into futures contracts and equity options to hedge interest rate and market risk on a portion of its trading inventory.

The following table details the notional and fair value of the Company's derivative positions as of June 30, 2018 (in thousands):

	Notional Value	Fair Value
Asset Derivatives		
Futures	$ 18,567	$ 649

(9)   Other Assets and Other Liabilities

At June 30, 2018, Other assets primarily consist of exchange memberships of $10.2 million, deferred tax assets of $8.1 million, intangible assets of $2.9 million and prepaid expenses of $2.8 million. Other liabilities primarily consists of accrued compensation of $24.1 million, accounts payable of $9.8 million, commissions payable of $9.6 million, employer contributions payable to Benefit Plans of $5.1 million, deferred rent of $5.1 million, and exchange fee payable of $4.1 million.

(10)   Share-Based Compensation – Options and Awards

During fiscal year 2014, the Parent established a new stock options and awards plan (2014 Plan) to replace the existing plan (2003 Plan) (combined, the Plans) expiring during the 2014 fiscal year. The 2014 Plan is authorized to issue up to 950,000 shares and options to acquire common shares of the Parent. This is in addition to the 1,040,000 shares authorized under the 2003 Plan. Both of the Plans' terms and conditions, including vesting, are determined by the Parent's Board of Directors, and restrictions may be applied to awards under the Plans. Options are issued at the fair value of the underlying Parent shares on the grant date and generally become exercisable ratably over four years and expire five years after the option becomes exercisable. Restricted awards in Parent shares are also granted and may vest over periods ranging up to five years. The Parent issues new shares upon the vesting of share-based awards and upon the exercise of options.

The Parent also issues restricted shares as a form of compensation. Share-based compensation may be issued in the form of restricted share awards to colleagues whose compensation exceeds a certain threshold.

(a)   2014 Plan

Under the 2014 Plan, there were 24,614 unvested restricted Parent common share awards outstanding at June 30, 2018.

Options outstanding at June 30, 2018, are as follows:

2014 Plan	Shares	Weighted-Average Exercise Price Per Share
Exercisable	25,000	$ 20.35
Not vested	-	-
Ending balance	**25,000**	**$ 20.35**

Under the 2014 Plan, the weighted-average remaining contractual life for options outstanding was 1.5 years at June 30, 2018.

(b)   2003 Plan

Under the 2003 Plan, there were no unvested restricted Parent common share awards outstanding at June 30, 2018.

Options outstanding at June 30, 2018, are as follows:

2003 Plan	Shares	Weighted-Average Exercise Price Per Share
Exercisable	18,135	$ 27.93
Not vested	-	-
Ending balance	**18,135**	**$ 27.93**

Under the 2003 Plan, the weighted-average remaining contractual life for options outstanding was 0.7 years at June 30, 2018.

(11) Income Taxes

The Company is included in the filing of the Parent's consolidated tax return for federal tax purposes and in the Parent's combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its Parent. The Company calculates its corresponding tax amounts on a modified separate return basis, consistent with the tax sharing agreement with the Parent, utilizing current enacted tax laws and rates while also considering those tax attributes that are realized or realizable by the Parent and corresponding consolidated group. The Parent is no longer subject to U.S. federal examinations for the years before June 30, 2015, and, with a few exceptions, to state and local tax examinations for the years before June 30, 2013.

The Company assesses its tax positions for all open tax years and determines whether there are any material unrecognized liabilities in accordance with accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the Statement of Financial Condition.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 went into effect and reduced the corporate federal tax rate from the applicable rate of 34% to 21%. As the tax rate change occurred during the mid-point of fiscal year 2018, a weighted average rate of 28.1% is used for the purpose of computing current tax expense throughout fiscal year 2018 as required under the Internal Revenue Code §15. With this tax rate change, the federal corporate tax rate used to compute the deferred tax asset as of June 30, 2018 is a rate of 21%.

Included in Other receivables in the Statement of Financial Condition are net income taxes receivable from the Parent of $2.3 million at June 30, 2018.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following as of June 30, 2018 (in thousands):

Deferred tax assets		
Accrued expenses not yet deductible	$	4,765
Deferred rent credit and other		2,338
Amortization of book-tax difference		1,227
Allowance for doubtful receivables		226
Net operating loss		134
Total deferred tax assets	$	**8,690**
Deferred tax liabilities		
Unrealized gains not taxable	$	(552)
Depreciation		(30)
Total deferred tax liabilities		**(582)**
Deferred tax assets	$	**8,108**

The Company has reviewed its deferred tax assets to assess whether a valuation allowance should be established. Management believes that it is more likely than not that the deferred tax assets will be realized. Utilization of the deferred tax asset is dependent on generating sufficient taxable income at the Company and Parent.

(12) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $1.0 million or 2% of aggregate debit balances arising from client transactions, as defined. The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items, prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items and subjects the Company to certain notification provisions.

As an FCM, the Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain adjusted net capital, as defined, equivalent to 8% of customer and noncustomer risk maintenance margin requirements on all positions, as defined. These CFTC regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or colleagues, or otherwise entering into transactions, which would result in a reduction of its total net capital to less than 150% of its required minimum capital. An FCM's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies, which may have capital requirements that are greater than the CFTC's.

The Company, as a dually registered broker-dealer and FCM, is required to maintain net capital in excess of the greater of the SEC or CFTC minimum financial requirements. At June 30, 2018, the Company had net capital of $166.0 million that was 17% of aggregate debit items and $127.8 million in excess of the $38.2 million required minimum net capital at that date.

(13) Short-Term Financing

The Company has the ability, through arrangements with multiple banks, to obtain secured and unsecured short-term borrowings primarily through the issuance of promissory notes. Under these agreements, the Company can borrow on demand up to a maximum of $290.0 million secured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2018, there were $84.3 million of short-term borrowings outstanding under these secured credit lines.

The Company also has an uncommitted secured credit line at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2018, there were $58.4 million of short-term borrowings outstanding under this secured credit line.

In addition, the Company can borrow on demand up to a maximum of $80.0 million unsecured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2018, there were $80.0 million of short-term borrowings outstanding under these unsecured credit lines.

(14) Benefit Plans

The Company has two trustee-directed defined contribution retirement plans qualified under Section 401(k) of the Internal Revenue Code that also cover colleagues of affiliated companies. The Commissioned Employees' PS Retirement Plan covers eligible colleagues primarily compensated on a commission fee and/or incentive basis. Employer contributions are a specified percentage of the voluntary colleague contributions, and are not required if earnings do not exceed defined levels. The Employees' PS Retirement Plan covers substantially all salaried colleagues. Employer contributions are based on a percentage of colleague compensation. For both plans annual contributions vest on a graduated scale based on completed years of service. At June 30, 2018, employer contributions payable to the Plans were $5.1 million and are included in Other liabilities in the Statement of Financial Condition.

(15) Commitments, Contingencies and Guarantees

(a) *Lease Commitments*

The Company's operations are conducted in leased premises under lease agreements requiring minimum annual payments as follows (in thousands):

Fiscal Years Ending		
2019	$	7,872
2020		7,453
2021		5,600
2022		5,207
2023		2,306
Thereafter		7,656
Total	**$**	**36,094**

Certain leases have escalation clauses and renewal options.

In addition, the Company has entered into equipment lease agreements with an affiliate, Wedbush Leasing Inc., requiring total payments of $258,000 through fiscal year 2023.

(b) *Contingencies*

American Depository Receipts Matter (SEC matter No. NY-9087)

The SEC conducted an industry-wide investigation of activities involving the pre-release of American Depositary Receipts (ADR). The Company was a party to ADR pre-release agreements with four depositary banks and conducted pre-release ADR business from April 2011 through September 2013. The SEC is investigating whether the Company violated any securities laws or regulations in connection with its activities involving pre-release ADR agreements.

Although the outcome of the investigation is uncertain and negotiations continue with the SEC, the Company believes the risk of loss is probable. The Company has accrued a loss contingency, based in part on settlements for comparable matters in the industry.

Other Matters

The Company is subject to various proceedings and claims arising primarily from securities business activities, including lawsuits, arbitration claims and regulatory matters. The Company is also involved in other reviews, investigations, and proceedings by governmental bodies and SROs regarding its business, which may result in adverse judgments, settlements, fines, penalties, injunctions and other relief. The Company is contesting the allegations in these claims, and believes there are meritorious defenses in each of these arbitrations, lawsuits and regulatory investigations. The Company accrues for a settlement when a liability is deemed probable and estimable. Costs incurred in responding to potential litigation and regulatory actions are expensed when incurred.

At the present time, the Company does not expect the ultimate resolution of the matters described above to have a material adverse effect, beyond accrued loss contingencies, on the Company's Statement of Financial Condition.

(c) *Guarantees*

FASB ASC 460, *Guarantees* (ASC 460), requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as interest rate or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company is a member of various clearing organizations that clear derivative contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under these membership agreements cannot be estimated. The Company has not recorded any contingent liabilities in the Statement of Financial Condition for these agreements and believes that any potential requirement

to make payments under these agreements is remote and not material to the Statement of Financial Condition.

(16) Related-Party Transactions

In the normal course of business, officers, directors, relatives of officers and directors, and affiliates may buy and sell securities through the Company. Receivables from officers, directors and relatives were $16.8 million and receivables from affiliates were $11.4 million at June 30, 2018. Payables to officers, directors and relatives were $52.6 million and payables to affiliates were $8.3 million at June 30, 2018. Receivables from and payables to officers, directors, relatives and affiliates are included in Receivables from and Payables to clients in the Statement of Financial Condition.

At June 30, 2018, included within the receivables from officers, directors and relatives of officers and directors, were $16.8 million of receivables collateralized by Parent shares held in their accounts at the Company. Management believes these receivables are at market terms and rates of interest.

Notes receivable from colleagues are generally from recruiting activities and are noninterest-bearing. The notes are typically forgiven over a period of three to eight years, with a weighted-average of 5.2 years. Notes receivable from colleagues totaled $6.1 million, net of reserves of $2.6 million, at June 30, 2018. Receivables from affiliates related to intercompany transactions totaled $14.2 million at June 30, 2018. Both notes receivable from colleagues and receivables from affiliates are included in Other receivables in the Statement of Financial Condition.

Lime Brokerage LLC (Lime), a broker-dealer affiliated through common ownership, had a clearing deposit of $301,000, an occupancy payable balance of $15,000 and a clearing account balance of $462,000 with the Company at June 30, 2018. Periodically, the Company enters into purchase and assignment agreements with Lime, whereby the Company assumes certain Lime receivables. At June 30, 2018, the Company had $370,000 of receivables assigned from Lime. The Company has an agreement to unconditionally guarantee the obligations of Lime under a master equipment lease agreement, which includes a maximum lease line of $750,000 with an initial term through May 2019. Each equipment lease is 36 months in duration and Lime is current in its obligations under the agreement. Lime has future minimum lease payments under this agreement of $103,000, $57,000 and $21,000 for the years ending June 30, 2019, 2020 and 2021, respectively.

At June 30, 2018, the Company had a resale agreement outstanding with the Parent in the amount of $1.3 million, with a fair value of $2.5 million, including accrued interest.

(17) Subsequent Events

The Company has evaluated all events subsequent to June 30, 2018, up until the date the Statement of Financial Condition was issued, and has determined there were no events or transactions during said period that would require recognition or disclosure in the Statement of Financial Condition.

Wedbush Securities Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Alternative Method) and Regulation 1.17 of the Commodity Futures Trading Commission
June 30, 2018

(In thousands)

		Schedule 1
Net capital		
Total shareholder's equity	$	275,843
Add - other allowable credits		500
Total allowable capital		276,343
Deduct		
Non-allowable assets included in the statement of financial condition		
Receivables from affiliates		14,236
Notes receivable		6,145
Deferred tax assets, net		8,108
Other non-allowable assets		25,971
Non-allowable assets		54,460
Additional charges for customers' and non-customers' security accounts		30,773
Aged failed to deliver items		666
Other deductions and/or charges		16,673
Net capital before haircuts on securities		173,771
Deduct		
Haircuts on securities		
U.S. and Canadian government obligations		2,127
State and municipal government obligations		3,288
Corporate obligations		161
Stocks and warrants		1,425
Options		124
Other securities		611
Net capital		**166,035**
Net capital requirement - greater of 2% of aggregate debit balances, as defined, 8% of customer and noncustomer risk maintenance margin requirements, as defined, or $1,000,000		38,264
Excess net capital	$	**127,771**
Percentage of net capital to aggregate debit items		16.64%

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2018, filed on July 25, 2018, is not required as no differences exist.

Wedbush Securities Inc.
Computation for Determination of Customer Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2018

(In thousands)

		Schedule 2
Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	2,140,738
Monies borrowed collateralized by securities carried for customer accounts		78,606
Monies payable against customers' securities loaned		218,738
Customers' securities failed to receive		12,157
Credit balances in firm accounts which are attributable to principal sales to customers		1,370
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		97
Market value of short securities and credits in all suspense accounts over 30 calendar days		1,090
Other		77,706
Total credit items		2,530,502
Debit balances		
Debit balances in customers' securities accounts (excluding partly secured and unsecured receivables and accounts doubtful of collection)		497,887
Securities borrowed to effectuate short sales by customers and to make delivery on customers' securities failed to deliver		403,375
Failed to deliver of customers' securities not older than 30 calendar days		18,932
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		77,706
Aggregate debit items		997,900
Less 3% of aggregate debit items required by Rule 15c3-3 when the alternative method is used		(29,937)
Total Rule 15c3-3 debits		967,963
Excess of total credits over total debits	$	**1,562,539**
Amount held on deposit in reserve bank accounts, including value of qualified securities, at June 30, 2018	$	1,585,828
New amount in reserve bank accounts, including value of qualified securities, after deposit on July 3, 2018	$	1,589,870

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2018, filed on July 25, 2018, is not required as no differences exist.

Wedbush Securities Inc.
Formula for Determination of Proprietary Accounts of Broker Dealers (PAB) Reserve Requirements of Broker Dealers
June 30, 2018

(In thousands)

		Schedule 2a
Credit balances		
Free credit balances and other credit balances in PAB security accounts	$	519,783
Monies borrowed collateralized by securities carried for PAB accounts		39,906
Monies payable against PAB securities loaned		61,973
PAB securities failed to receive		1,590
Credit balances in firm accounts attributable to PAB principal sales		2,076
Total PAB credits		625,328
Debit balances		
Debit balances in PAB securities accounts (excluding partly secured and unsecured receivables and accounts doubtful of collection)		505,450
Securities borrowed to effectuate short sales by PAB and to make delivery on PAB securities failed to deliver		121,793
Failed to deliver of PAB securities not older than 30 calendar days		3,581
Total PAB debits		630,824
Excess of total debits over total credits	$	**5,496**
Amount held on deposit in reserve bank accounts, including value of qualified securities, at June 30, 2018	$	8,963
New amount in reserve bank accounts, including value of qualified securities, after withdrawal on July 3, 2018	$	5,980

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2018, filed on July 25, 2018, is not required as no differences exist.

Wedbush Securities Inc.

Information Relating to Possession or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2018

(In thousands)

			Schedule 3	
State the market valuation and the number of items of:				
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$	1,626	(A)
	Number of items		50	(A)
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	$	-	
	Number of items		-	

(A)   On 8/16/2018, 21 of these items had been subsequently reduced to the Company's possession or control.

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2018, filed on July 25, 2018, is not required as no differences exist.

Wedbush Securities Inc.
Statement of Segregated Requirements and Funds in Segregation
for Customers Trading on U.S. Commodity Exchanges
June 30, 2018

(In thousands)

		Schedule 4
Segregation requirement		
Net ledger balance		
Cash	$	993,904
Securities (at market)		237,101
Net unrealized profit in open futures contracts traded on a contract market		35,063
Exchange traded options		
Market value of open option contracts purchased on a contract market		718,740
Market value of open option contracts granted on a contract market		(728,956)
Net equity		1,255,852
Accounts liquidating to a deficit and accounts with debit balances		1,349
Amount required to be segregated		1,257,201
Funds in segregated accounts		
Deposited in segregated funds bank accounts		
Cash		557,469
Securities representing investments of customers' funds (at market)		30,000
Securities held for particular customers or option customers in lieu of cash (at market)		6,514
Margins on deposit with derivatives clearing organizations of contract markets		
Cash		321,204
Securities representing investments of customers' funds (at market)		154,338
Securities held for particular customers or option customers in lieu of cash (at market)		228,243
Net settlement due to clearing organizations of contract markets		(1,314)
Exchange traded options		
Value of open long option contracts		718,740
Value of open short option contracts		(728,956)
Segregated funds on hand		2,344
Total amount in segregation		1,288,582
Excess funds in segregation		**31,381**
Management target amount for excess funds in segregation		13,000
Excess funds in segregation over management target amount	$	**18,381**

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2018, filed on July 25, 2018, is not required as no differences exist.

Wedbush Securities Inc.
Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
June 30, 2018

(In thousands)

		Schedule 5
Foreign futures and foreign options secured amounts		
Amount required to be set aside in separate Section 30.7 accounts:		
Net ledger balance		
Cash	$	10,181
Net unrealized profit in open futures contracts traded on a foreign board of trade		968
Net equity		11,149
Accounts liquidating to a deficit and accounts with debit balances		3
Amount required to be set aside as the secured amount - Net Liquidating Equity Method		11,152
Greater of amount required to be set aside pursuant to foreign jurisdiction		11,152
Funds deposited in separate regulation 30.7 Accounts		
Cash in banks		1,657
Equities with registered futures commission merchants		
Cash		5,914
Unrealized loss on open futures contracts		(87)
Amounts held by clearing organizations of foreign boards of trade		
Cash		6,907
Amounts held by members of foreign boards of trade		
Cash		474
Unrealized gain on open futures contracts		236
Total funds in separate section 30.7 accounts		15,101
Excess set aside for secured amount		**3,949**
Management target amount for excess funds in separate section 30.7 accounts		1,000
Excess funds in separate section 30.7 accounts over management target amount	$	**2,949**

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2018, filed on July 25, 2018, is not required as no differences exist.

Wedbush Securities Inc.
Statement of Cleared Swaps Customer Segregation Requirements
and Funds in Cleared Swaps Customer Accounts Under 4D(F) of CEA
June 30, 2018

(In thousands)

**Schedule 6**

Cleared swaps customer requirements

Net ledger balance		
Cash	$	-
Securities (at market)		-
Net unrealized profit (loss) in open cleared swaps		-
Cleared swaps options		-
Market value of open cleared swaps option contracts purchased		-
Market value of open cleared swaps option contracts granted (sold)		-
Net equity		-
Accounts liquidating to a deficit and accounts with debit balances		-
Amount required to be segregated		-

Funds in cleared swaps customer segregated accounts

Deposited in cleared swaps customer segregated bank accounts		
Cash		-
Securities representing investments of cleared swaps customers' funds (at market)		-
Securities held for particular cleared swaps customers in lieu of cash (at market)		-
Margins on deposit with derivatives clearing organizations in cleared swaps customer segregated accounts		
Cash		-
Securities representing investments of cleared swaps customers' funds (at market)		-
Securities held for particular cleared swaps customers in lieu of cash (at market)		-
Net settlement from (to) derivatives clearing organizations		-
Cleared swaps options		
Value of open cleared swaps long option contracts		-
Value of open cleared swaps short option contracts		-
Cleared swaps customer funds on hand		-
Total funds in cleared swaps customer segregation		-
Excess (deficiency) funds in cleared swaps customer segregation		**-**
Management target amount for excess funds in cleared swaps segregated accounts		-
Excess (deficiency) funds in cleared swaps customer segregated accounts over (under) management target amount	$	**-**

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2018, filed on July 25, 2018, is not required as no differences exist.

Independent Auditor's Report on Internal Control

To the Board of Directors
Wedbush Securities Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of Wedbush Securities Inc. (the Company), as of and for the year ended June 30, 2018, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended June 30, 2018, and this report does not affect our report thereon dated August 29, 2018.

The Company has material weaknesses in internal control in its control environment, controls over management override and information technology at June 30, 2018.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2018, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Los Angeles, California
August 29, 2018